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[PUBLICIS GROUPE S.A. LETTERHEAD]

January 31, 2006

VIA EDGAR AND ELECTRONIC MAIL

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Publicis Groupe S.A. Schedule 13E-3/TO Filed January 17, 2006, as amended January 31, 2006 File No. 05-78159

Dear Mr. Werbitt:

Publicis Groupe S.A. ("Publicis") is hereby providing, as set forth below, the statement requested of each filing person in your letter dated January 27, 2006 relating to the Schedule 13E-3/TO of Publicis Groupe S.A. dated January 17, 2006.

Publicis acknowledges that:

•
Publicis is responsible for the adequacy and accuracy of the disclosure in the filing;

•
staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•
Publicis may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you require further clarification of the matters discussed in this letter, please contact the undersigned at 011 33 1 44 43 70 00.

Sincerely,
/s/ Jean-Michel Etienne
Jean-Michel Etienne Chief Financial Officer

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